UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

 ____________________

Commission File Number: 001-32371

____________________

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

	By:	/s/ Nan Wang
	Name:	Nan Wang
	Title:	Chief Financial Officer

Date: April 12, 2016

Exhibit Index

Exhibit 99.1 – Letter to Shareholders regarding the Rights Agreement

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